Attention:  Christopher White
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	HuntMountain Resources
Item 4.01 Form 8-K
Filed December 27, 2007
File No. 001-01428

Dear Mr. White:

We have reviewed the Staff Comments concerning the Form 8-K filing by HuntMountain Resources and we offer the following responses.

1.	The report has been amended to state that the board of directors neither recommended nor approved the decision to change accountants.(paragraph 1 of Item 4.01)

2.	The additional disclosure has been provided in the third paragraph of the Item 4.01 disclosure.

3.	A letter from the former accountant indicating whether or not they agree with the disclosure in the form 8K is filed as an exhibit.

4.
At such time as a new accountant is engaged, the engagement will be reported in a new Form 8-K. In making any disclosures about consultations with the new accountant any consultations up through the date of engagement will be disclosed.

The company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HuntMountain Resources

By:

Tim Hunt, President